                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  __________

                                 SCHEDULE 13G
                                (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2 (b)

                             (Amendment No. 2   ) /1/



                          NETWORK EVENT THEATER, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)



                    COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  640924-10-6
--------------------------------------------------------------------------------
                                (CUSIP Number)



                               DECEMBER 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

       [_] Rule 13-d (b)

       [_] Rule 13d- (c)

       [X] Rule 13d-I (d)

________________
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                 ---------------------
  CUSIP NO. 640924-10-6             13G                    PAGE 2 OF 5 PAGES
------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


      A. Alfred Taubman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      -0-
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 640924-10-6                                        PAGE 3 OF 5 PAGES

                                     13 G

ITEM 1(A)      NAME OF ISSUER:

               Network Event Theater, Inc. (the "Issuer").

ITEM 1(B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               529 Fifth Avenue
               New York, New York 10017

ITEM 2(A)      NAME OF PERSON FILING:

               A. Alfred Taubman

ITEM 2(B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               200 East Long Lake Road
               Bloomfield Hills, Michigan 48304


ITEM 2(C)      CITIZENSHIP:

               Mr. Taubman is a citizen of the United States of America.

ITEM 2(D)      TITLE OF CLASS OF SECURITIES:

               Common Stock, per value $.01 per share ("Common Stock")

ITEM 2(E)      CUSIP NUMBER: 640924-10-6

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) CHECK WHETHER THE PERSON FILING IS A:

               Inapplicable


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CUSIP NO. 640924-10-6                                          PAGE 4 OF 5 PAGES



ITEM 4.   OWNERSHIP:

     (a) Amount beneficially owned by Mr. Taubman (not individually but as trustee of his grantor trust, The A. Alfred Taubman Restated Revocable Trust (the "Trust"): -0-

          The Trust no longer beneficially owns any shares of the Common Stock as a result of the Trust's selling 764,111 shares of the Common Stock in open market transactions between November 2, 1998 and January 9, 1999.

     (b)  Percent of Class:  -0-

     (c) Number of shares as to which Mr. Taubman (not individually but as trustee of the Trust) has:

          (i)   sole power to vote or to direct the vote:  -0-

          (ii)  shared power to vote or to direct the vote:  -0-

          (iii) sole power to dispose or to direct the disposition of:  -0-

          (iv)  shared power to dispose or to direct the disposition of:  -0-

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON OR BY THE PARENT HOLDING COMPANY:

          Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable

CUSIP NO. 640924-10-6                                          PAGE 5 OF 5 PAGES


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

ITEM 10.  CERTIFICATIONS:

          Not Applicable



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 10, 1999                    /s/ A. Alfred Taubman
                                            -----------------------------
                                            A. Alfred Taubman